EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q1 AND FY 09 RESULTS
JULY 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO – CEO

PRESS CONFERENCE PARTICIPANTS

Gautam Das
Deccan Chronicle

Balaji
Rediff

Arun
Economic Times

Bani
Good afternoon everyone. Welcome to Infosys first quarter result announcements. As always, we will start with a presentation by Kris on the company’s financial performance. Shibu will come and give a presentation on the company’s operational performance. Kris comes back to give the financial outlook. We will have the Q and A after that. I would request you to press the red button in the panel in front of you. Please release the button after you have asked the question. I will also request you to state your name and the name of your publication. Thanks. Over to Kris.

S. Gopalakrishnan
Thanks and good afternoon to every one of you, and it is good to see you again this quarter. In spite of a challenging environment, an all around excellent performance is what we see. If you look at the number of client additions 49 new clients being added. US as a geography has grown by 4.3%. The BFSI space itself, especially the banking and financial services, grew by about 4%, manufacturing grew by about 13.3%, retail grew by about 3.7 almost 4%, and the number of employees added, more than 7000 employees were added this quarter. So overall, it is a good performance. Let me just now take you through the numbers. This is a safe harbor clause. The income was 4,854 crores for the first quarter ended this June 30, 2008. Year-on-year growth was 28.7%. The net profit after tax was 1,302 crores. It is a growth of 20.7%. Earnings per share increased to 22.75 from 18.89 for the corresponding quarter of the previous year that had a growth of 20.4%. As I said, 49 new clients were added, 7182 employees were added at the gross level, and we are now 94,379 employees. Looking at the profit and loss statement, operating profit before, PBIDT is 1,479 crores and EPS of 22.75, and diluted EPS of 22.70. So, now let me handover to Mr. Shibulal to take you through the detail at the operational level. Shibulal..

S. D. Shibulal
Good afternoon. As Kris said, growth has been all around. We have seen growth even in the challenging segments. BFSI segment grew by 4%, US grew by 4.3%, retail by 3.7%, and manufacturing by 13% which means that the growth has been all around and even in the challenging segments we have grown. Also, it has been in line with our core strategies. We have seen good range in our transformational space. We had three wins last quarter. In our large outsourcing space, we had multiple wins, one of them is a large retailer in US. We have seen good opportunities in the non-linear and non-effort-based growth. So, in that sense, the growth has been very healthy in the last quarter.

Now, looking at the operational highlight, region-wise, US is 62% this quarter and Europe is 28.1%. The utilization has dropped. Including trainees, it has come down to 68.9%, and excluding training, it has come down to 72.2%. We are comfortable with utilization actually at mid 70s to high 70s and low 80s. This is a reflection of the people who joined us in the last quarter. We had campus batch which joined us in the last one quarter. They have become production ready in Q1. We believe that once we do the growth in Q2 which we have predicted 5.2% to 6.1%, utilization will move upward. Fixed price has remained steady at 32.8% and time and material at 67.2%. There is really no secular change. Onsite revenue 47.5%, we do focus on reducing our onsite effort and onsite revenue, but it has remained stable from quarter to quarter.

As Kris said, we have added 49 new customers last year, new clients. Out of that three are Fortune 500 clients. Our total number of clients in the Fortune 500 is today 114. Million-dollar client 325, upward from 310 last quarter. Fifty-million dollar client stable at 18. Top client has come down from 10.3% to 7.9%, top five clients 19.9% and top ten 30.1%.

We have received a number of awards in recognition to last quarter. Forbes magazine named Infosys in its list of global high performers. Waters magazine rated Infosys as the best outsourcing partner. The International Association of Outsourcing Professionals ranked Infosys as number three in its global outsourcing 100 list.

As I said, during the quarter, we added 49 new clients. We have been recognized for leadership position in the industry. We are working with a number of clients across the world and automotive OEM is using Infosys Engineering service to develop seating systems. As you can see, we are working with clients in almost every vertical. Finacle is doing very well. It has won strategic global partnership with BBVA one of the top 15 banks, one of the largest banks and is also one of the largest bank in Asia pacific. It is implementing Finacle as the core banking solution.

Process innovation, during the quarter, we have applied for 13 new patents. The total number of patents we have applied at this point is 149 pending applications in various parts of world, and two patents have been awarded so far.

Total number of employees have gone to 94,379. We have added 7,182 new employees last quarter gross, net addition of 3,192, and laterals, we are at 2013.

We have spent 337 crores in CAPEX expenditure last quarter. We have 17 million plus square feet space capable of accommodating 80,000 plus employees and about 7 million square feet under construction, another 23,000 employees. Thank you.

S. Gopalakrishnan
Thanks Shibu. So, for the quarter ending September 30, 2008, we expect the income to be in the range of 5,229 crores to 5,272 crores. This is a year-on-year growth of 27.4 %to 28.4%. The EPS is expected to grow between 22.1% to 24.4%, and annual guidance for EPS, EPS is expected to be between 99.34 to 101.06, which is a year-on-year growth of 21.9% to 24% actually.

So in summary, the pricing environment is expected to be stable. There is sporadic request for changes in contracts. etc., but generally, the pricing environment is stable. We saw strong growth in manufacturing sector. We see growth in other sectors. We are excited about new opportunities where large customers are partnering with Infosys on the renovation and R&D journey or solutions. Focus on solutions initiative is yielding results.

Shibu talked about transformational projects or end-to-end services combined with consulting, it is clearly positioning us today as a transformation partner for our large clients. We have seen significant growth here, and although the economic environment continues to be uncertain and could impact IT spending in the short-term, we see opportunities for growth driven primarily by the need to look at global delivery model and look at how can they bring in more efficiency, how can they work with companies like Infosys in order to look at the medium and long-term technology requirements.

At this point I will stop the formal presentation, and we will open it up for question and answer. Balaji was worried actually that you have lost interest in Infosys. I am glad to see you here, so let us have the questions. Thanks.

Gautam Das
Hi, this is Gautam Das from Deccan Chronicle. When you said, there is sporadic changes in contracts, can you just quantify that a little bit more. Which are the segments, which are the service lines or which are the verticals from where you have noticed volatility?

S. D. Shibulal
See, what we have said is that we are seeing sporadic renegotiations of pricing or rates. There is no secular trend. It is very, very sporadic. Of course, when we say that, the bad news is coming from BFSI and retail, which also means that probably some of those renegotiations are in BFSI and retail. Given all these, we clearly believe that at this point in time we believe that the pricing will remain stable for the entire year. We also believe that given the environment, there is no opportunity for the uptake in pricing at this point in time. No opportunity for a pricing uptake given the environment.

Male Speaker
Quarter or the full fiscal?

S. D. Shibulal
This is for the entire year.

Male Speaker
Mr. Balakrishnan, what about this operating margin coming down, from 32.5% to, what is the reason 2.1% it has come?

V. Balakrishnan
Well the rupee depreciated around 5.5% during the quarter. So, we had a positive impact on the margins of 2.5%. Compensation increase impacted the margin by 2.2%. Visa cost impacted the margin by 0.7%. Utilization rate has come down during the quarter from 75.7 to 72.3 and that impacted the margin by 1.5%. So, net-net, it impacted the margin by around 2%.

Male Speaker
This is quarter-on-quarter, is it?

V. Balakrishnan
Yes.

Male Speaker
And what was the loss in Forex due to hedging at 40.60?

V. Balakrishnan
If we look at the non-operating income, we had a loss of around 80 crores which is due to hedges. We got some benefit because of translation. Net impact is 80 crores. On the operating margin, we got a benefit of 111 crores. So, at the net income level, we had a benefit of 21 crores.

Male Speaker
So, now this quarter, you will be hedging at 43.02?

V. Balakrishnan
We mark-to-market all our hedges at 43.04, that is the closing rate, and we have close to 811 million dollars of hedges. It was 760 million last quarter. We continue to cover for our exposures up to the next two quarters.

Mr. Arun
Bala, hi. This is Arun from ET. I just wanted to check during the last quarter, you had given an indicative rate of 40 rupees and now you have upped it to 43. Given the kind of scenario where most of the people are saying that rupee would appreciate to about 40 odd levels, what is the reason why you are so bullish on the Indian rupee versus the dollar?

V. Balakrishnan
Well, our guidance is in dollars, rupee is just a conversion. We take the closing rate at the end of the quarter. That is what we do every quarter. See, we believe that rupee could be under pressure in the short term. So, like any other global currency, rupee could be volatile. Oil price is something we have to watch out. The trade deficit is high. Current account deficit is very high. Inflation is very high. So, the chances of rupee appreciating big time from what it is today is very low. So, we are watching it out very closely. We have certain hedges, and we believe it will be volatile. We have to manage it. We are not taking a view on the rupee. The guidance reflects the rupee rate at the end of June. Our guidance is in dollars.

Female Speaker
There has been a sharp decline in contribution from your number one client. One, why did that happen and two will that reflect on your hirings for that sector?

S. D. Shibulal
Our top client declined in Q1. We really do not comment on specific client issues. At the same time, it is important to note that our top ten minus the top client grew by 3.8%, and the remaining clients, that is, the rest of the top ten grew by 3.9% which means that we are seeing overall growth in the top ten and the non-top ten clients. There is no impact to recruitments because of this. In the last quarter, we had given a guidance of 6000 people to be recruited. We recruited 7,100 plus gross in Q1. Our Q2 recruitment is planned to be 10,000 people at this point.

Female Speaker
No impact on the bottom line also because of that client’s contribution coming down?

S. D. Shibulal
There is no impact on the bottom line because of that specific client coming down because we are seeing growth in our other clients.

Male Speaker
Can you just break out your product revenues please?

S. Gopalakrishnan
Product revenue is 3.9% of the overall total revenue, primarily from Finacle.

Male Speaker

It has come down a bit it looks like are you not getting traction in the banking product?

S. Gopalakrishnan

See year-on-year, product revenue has gone up at 49.6%, almost 50%, and quarter-on-quarter 3.9%, so we are seeing good tractions. Shibulal talked about the significant win we have had with BBVA. Globally, it is being recognized as one of the top universal banking solution available today. Last quarter, product revenue was 3.7%, and this quarter it is 3.9%.

Male Speaker
Sir, has the absolute value of the revenue contribution from your top client come down?

S. Gopalakrishnan
Yes, from 10.3 to 7.9.

Male Speaker
I meant the value itself but not as the percentage of total revenue but the value itself?

V. Balakrishnan
Yeah, even the absolute value it has come down. See at the end of day, you should not look at each and every client. Our approach is portfolio approach. So, some clients will grow faster, some clients will not. At the end of the day, the overall basket growth is okay for us.

Male Speaker
I just wanted to understand if you could tell us why you have kept your hiring target for the full year unchanged at 25,000? Is that because of the concerns that you are seeing on the demand side, is that a reflection of that?

S. Gopalakrishnan
If we look at our guidance for the full year, it remains the same and that is why we have kept our hiring targets for the year as 25,000 gross. In Q1, we have against a target of 6,000, we have hired 7,186. Second quarter we are saying 10,000, so let us see how it goes.

Male Speaker
You were mentioning that the attrition was also more, 3,990 and the net addition was 3,192 and in spite of that, we have the views of quotation trend of seeking opportunities in companies like Infosys. More or less than more, you are hired.

Mohandas Pai
Attrition this quarter LPM is 13.6 as against 13.4 in Q4, but if you remove involuntary attrition, it is 12.1 this quarter as against 12.1 in Q4. So, there is no change, and if you look at the reasons for the attrition, a larger part of the people who left at this quarter have left for higher studies than in the previous quarters. Only about 47% of people left us to join other companies, and the number of people who left us for higher studies has gone up as a percentage. So that is the reason for the statement.

Male Speaker
Involuntary is 12.1%?

Male Speaker
Yes, excluding involuntary is 12.1% this quarter as against 12.1% in last quarter.

Male Speaker

You have mentioned that you have won one large order of some 100 million dollar plus. Is it the only order of that magnitude or are there other orders that you have won during the quarter which are similar or larger in size. Thanks.

S. D. Shibulal

Actually, I mentioned two things. I mentioned three transformational deals. They are all between 50 million dollars and 100 million dollars. We have had multiple large wins. I only mentioned one of them, specifically which is more than 100 million dollars.

Male Speaker
Amitabh, could you tell us about the Infosys BPO margins and have you made any changes in the services mix because of the softness that you are seeing in the BFSI segment?

Amitabh Chaudhry
So, overall BPO grew 7.1% sequentially. If you look at our margins and compare it with the last quarter, we have seen our net margins go down by about 2% from 15.8% to 14%. If you exclude Phillips from this, our margins in the business are in the 23% to 24% range, and in this particular quarter, we had a 6% impact because of the mark-to-market loss which was about 4.7 billion dollars to our bottom line. So, our operating margin actually went up by 3.5% which includes the impact of the wage inflation we have given 10% to12% salary hikes. We had a positive impact of the rupee depreciation of about 2.2%, and obviously, the balance in the increase in margin has come from continuing to take costs out, continuing to get the benefits of scale, continuing to ensure that the losses in the Phillips deal are coming down. So, overall I think this quarter has been a great quarter. We also have had this quarter as one of the best quarters in terms of existing client and new client wins, and we have won more than 20 projects where we are actually working with our clients exclusively to look at what can be outsourced. These are not definite wins, but there could be wins in the future. So, from a client and a pipeline perspective, I think this has been one of the better quarters we have had.

Male Speaker
Are you seeing any softness in terms of the voice-based services for BFSI clients and what would be the percentage ratio now for voice and non-voice services?

Amitabh Chaudhry
So if you look at from a BFSI perspective, we were never very large in voice and whatever voice we had was more focused on the telecom space rather than the BFSI space. So, we have not really seen any reduction in volume on the voice side. Yes, on the Banking and Capital Markets, since you have asked about BFSI, we have seen some volumes come down with our existing clients, but at the same time, they have given us more business. So, overall share of the BFSI business in our overall revenue has not gone down. As far as our share of voice is concerned, it is in the 22% to 23% range which we have maintained for a long period of time.

Male Speaker
If you could tell what is now the difference in the….after the quarter in contrast to the assessment you had in April, there were some fears also from US economy and then global economy, but like you said because clients want improving the efficiency but larger issue is, has IT spending has it gone up? The flat budgets they had, what is the outlook there, in the run up to the presidency and other issues, inflation has gone up…?

S.Gopalakrishnan
Regarding IT budgets, all the IT budgets are of course finalized, but we have seen that the budgets are either flat or slightly down. Very few companies are looking at increasing their IT spending at this point. The IT services companies in India get their momentum from the shift from the traditional way of implementing IT or using technology to the global delivery model and that is what is driving growth for Infosys and other Indian companies and other companies which use this global delivery model, and there we believe that this slowdown will accelerate or will prompt more and more companies to look at the global delivery model, and we have seen that. There is renewed interest. We have added 49 new clients this quarter, one of the best quarters in terms of client additions, and I think that shows that the interest in global delivery model is significant. I talked about individual sectors manufacturing 13.3% growth quarter-upon-quarter in BFSI and retail. So, we are seeing that this is actually playing out in the interest in global delivery model based IT services happening. BPO is also seeing significant interest. Our infrastructure management services again has significant interest. So all in all, I think good interest and that is the reason why we have given for Q2 a guidance of a growth of 5.2% to 6.1%, and if you look at including that with the contribution of the first half to the overall revenue for this year, it will turn out to be about 46% to 47% which is very, very similar to how last year panned out. The first half was about 46% to 47%. So, this year it is turning out to be very similar to the last year’s profile of how the revenue spreads across quarters. Now, regarding the elections and regarding the sentiments, etc., it is challenging, and that is why we said we need to be cautiously optimistic is how we are saying this year is, and we have not revised the dollar guidance for the entire year because we want to be cautious.

Male Speaker
And in Consulting Service, I have not got it. You talked about BFSI, vertical and others, retail and all, so how is the Consulting?

Stephen Pratt
Right. So Consulting had a very good quarter. If you look at our business in Consulting and Package Implementation, it was 275 million for the quarter. If you just look at the business transformation part of that, it is about 75 million for the quarter. We are delivering that revenue with 30% more revenue per person than the rest of Infosys. The margins are higher than Infosys average, and it is very clear that our business model is winning in the market.

Male Speaker
Right. See, out of Europe your total revenue has come down by 2%, any specific reasons for that?

B.G.Srinivas
The overall traction in Europe continues to be high, but the reason you see a dip in this quarter is because of one client. So, in the near term, we could see some drop but you see traction across all our sectors including manufacturing, retail, energy and utilities in Europe. In the mainland, that is the continent Europe, again the market is opening up, and in terms of business, more and more clients are looking at structuring their outsourcing initiatives. They are re-looking at the way they continue to source today which most clients even today depend on individual subcontractors and then they are looking at consolidation and firming up the decisions on sourcing, but unlike the US, decision making cycles in Europe are much slower. So, in the near-term, you will see a dip, but it will pick up in the mid-term to long-term.

Male Speaker
This client data Mr. Gopalakrishnan you had said 49 clients this time, can you give the breakup across the verticals and subsidiaries added, so stand-alone Infosys how many is added or may be some of the subsidiaries also get split off?

S. Gopalakrishnan
We have not given the break up of this 49. There is so much data to give, but the breakup of the verticals is there on our website, how much each vertical or each industry is contributing to the overall revenues given as part of the fact sheet we upload to our website and that can be accessed.

Male Speaker
Sir, is it possible to give at what contracts and how many of them are million dollars, the specifics are not given to us?

S. Gopalakrishnan
See typically what happens is any new engagement unless it is a large outsourcing deal, like the one which we did with Phillips or something like that, typically starts with one project, typically starts small and over a period of twelve months to eighteen months, sometimes two years, becomes a significant account for us. So, that is what we look at. Out of this 49, I think three are Fortune 500 companies so that also is a significant addition for us.

Male Speaker
And geographically if you could tell?

S. Gopalakrishnan
The spread is all around including in India also so we had some wins in India also.

Male Speaker
So, Mr. Balakrishnan, you said that in dollar terms it is flat, I mean, continues the same, but it has gone from 212 billion to 216 billion in rupees. So, do you say that the villain is turning into a hero or any other parameters?

V. Balakrishnan
No, no, the guidance in dollars for the full year is same.

Male Speaker
0.05?

V. Balakrishnan
Is the same what we gave in April.

Male Speaker
Right.

V. Balakrishnan
But the rupee guidance has increased mainly because of the currency. Earlier when we gave the guidance, it was at 40.03 or so, and now it is at 43.04. So, the increase in rupee guidance is mainly because of the depreciation of rupee.

Female Speaker
Can you throw some light on your India business, I mean, the unit you started recently, I mean, does it have a client win yet?

S. D. Shibulal
It is in its infancy. We had one or two wins last quarter, small in size. We are adopting our business model to suit India. It has to be more system integration oriented. It has to be more consulting oriented, so we are doing that.

Male Speaker
As aggressive as Wipro does mainly because you do not have IT products?

S. D. Shibulal
Yeah, we need to look at our strengths and figure out so that is what we do. We are pretty strong in Consulting. We are pretty strong in System Integration. We have 5.7% of our revenue coming from Infrastructure Management. So we are applying our strengths to the Indian market.

Male Speaker
Capital expenditure was very marginal, year-on-year, I don’t know what the reason being, you said so many things, you could not add so much..?

Mohandas Pai
No reason, I mean.

Male Speaker
What?

Mohandas Pai
It is just the way it is.

Male Speaker
It is just the way it is? That is the core sector growth being down?

Mohandas Pai
No, it doesn’t reflect the core sector being down. It is just the way that we had budgeted. It is the same like last year. Last year, we started much more. This year we are finishing much more.

S. Gopalakrishnan
If you remember from Shibulal’s presentation, we have actually 23 million square feet and 7 million under construction. So, it is a significant infrastructure we have, and it can house more than 100,000 people. So, thank you all very much. I really appreciate you coming in such large numbers, and we will see you all next quarter. Thank you very much.